UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-38875

(Check One):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Greenlane Holdings, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 1095 Broken Sound Parkway, Suite 100

City, State and Zip Code: Boca Raton, FL 33487

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Greenlane Holdings, Inc. (the “Company”) is unable to file timely, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Form 10-Q”) within the prescribed time period.

On November 10, 2023, the Audit Committee of the Board of Directors (the “Audit Committee”) of Greenlane Holdings, Inc. (the “Company”), after consultation with management and discussions with Marcum, LLP, the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022, concluded that the Company’s previously issued financial statements included in the Company’s previously issued unaudited consolidated financial statements for the quarterly period ended September 30, 2022, the audited consolidated financial statements for the annual period ended December 31, 2022, and the quarterly unaudited financial statements for the quarterly periods ended March 31, 2023 and June, 30, 2023(the “Affected Periods”) should no longer be relied upon and are to be restated in order to reflect the impairment charge to definite-lived intangible assets.

The Company continues to work diligently to complete and file the Form 10-Q as soon as practicable. However, given the time and focus dedicated to the Company’s review and restatement of the financial statements for the Affected Periods, the Company is necessarily delayed in its reporting and review process for the quarter ended September 30, 2023 and is unable to file the Form 10-Q by the prescribed filing due date of November 14, 2023. The Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Lana Reeve	(949)	500-4033
Name	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ¨ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ¨ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the result of operations for the quarter ended September 30, 2023 to be included in the Form 10-Q will reflect significant changes from the quarter ended September 30, 2022. However, as a result of the ongoing restatement process, the Company has not completed its financial statements for the quarters ended September 30, 2022 or 2023. Accordingly, the Company cannot at this time provide an estimate of changes in its results of operations for the quarter ended September 30, 2023, compared to its results of operations for the quarter ended September 30, 2022.

Cautionary Note Regarding Forward-Looking Statements
This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Quarterly Report and the Company’s expected financial results for the period ended September 30, 2023. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Company undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

GREENLANE HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Lana Reeve
Lana Reeve, Chief Financial and Legal Officer

November 14, 2023